FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-202409

General

What are the terms of the offering?

  The USD3.015bn / EUR2.777bn offering of new shares by means of a rights offering at a subscription price of EUR 2.20 per new share (Subscription Price) and at a subscription ratio of 10:7
  It means that each shareholder will receive one right per share held, and 10 rights will allow it to subscribe 7 new shares
  The Subscription Price represents a 35.3% discount to the theoretical ex-rights price, based on the closing price of ArcelorMittal’s shares on Euronext Amsterdam on 10 March 2016

How are the rights priced?

  The rights will be freely tradable on the secondary market. They have a theoretical value (see below), but their actual price on the secondary market will be based on supply and demand and may or may not reflect their theoretical value
  The theoretical value of each right is equal to the difference between TERP and the issue price, multiplied by the ratio of new shares over existing shares
  Based on the closing price of ArcelorMittal’s shares on Euronext Amsterdam on March 10, 2016, the TERP is €3.40, the theoretical value of one Right is €0.84, and the discount of the Subscription Price to TERP is 35.3%
  The determination of the theoretical value of the rights is based on the concept of “theoretical ex-rights price”, or TERP, of the shares.  TERP is equal to (P*S) + (Pn*Sn) / (S+Sn), where P is the last quoted price of the share before the rights offering, Pn is the Subscription Price of the new shares, S is the number of existing shares prior to the launch of the rights offering and Sn is the number of new shares to be issued in the rights offering

How shall we understand the subscription ratio?

•	In the rights offering, we targeted total proceeds of approximately U.S.$ 3.0 billion, and set a subscription ratio that would allow us to issue a number of new shares at the Subscription Price to raise that approximate amount.

What would happen should the stock price falls below the Subscription Price? If the stock price falls below the Subscription Price, the rights will lose their value and holders who have committed to buy the new shares at a price above the market price will suffer an immediate unrealized loss as a result.

How will the number of shares change?

  Post issuance of the 1,262,351,531 new shares the total number of shares of ArcelorMittal will increase from 1,803,359,338 to 3,065,710,869 shares

What is the oversubscription privilege?

  Each Holder that subscribes for at least 7 new shares under its primary subscription right will have the right (Oversubscription Privilege) to submit a request to subscribe at the Subscription Price for additional new shares, to the extent any new shares (Surplus Shares) remain unsubscribed at the end of the rights exercise period
  If there are any Surplus Shares upon expiration of the rights exercise period, the Surplus Shares will be allocated to Holders that have made valid oversubscription requests

  If the number of new shares requested for oversubscription is greater than the total number of Surplus Shares, the Surplus Shares will be allocated on a pro rata basis in proportion to the number of rights exercised by each Holder relative to the total number of rights exercised by all Holders exercising oversubscription rights

What if I am a shareholder and do nothing with my rights?

  Any rights that are neither exercised nor sold by the applicable deadline will expire and become null and void without any payment of compensation
  To the extent that shareholders either sell or do not exercise their rights, their proportionate ownership and voting interest in ArcelorMittal will be reduced (assuming that all other rights are exercised, a 1.0% shareholder’s participation in the Company’s share capital would decrease to 0.59%)

Will there be a “rump” placement and, if yes, when?

  Any rump placement will be comprised of shares, if any, that are not subscribed in the rights offering, including through oversubscription. It is impossible to say at this stage if there will be unsubscribed shares and therefore a rump placement.
  Please also note that there is no mandatory requirement to conduct a rump placement and that the sale strategy (including the sale price) of unsubscribed shares is at the bookrunners’ discretion.
  The rump placement, if any, is expected to take place on or about April 5. 2016.

Are the US and EUR shares and rights fungible?

  The new shares will be transferable from the New York share register to the European share register and vice versa, in the same manner as the existing shares that are already traded on the Luxembourg Stock Exchange, Euronext Amsterdam, Euronext Paris, the Spanish Stock Exchanges and the New York Stock Exchange
  Rights can be freely transferred from one exchange to another. New York rights agent’s book opens for transfers of rights between the European rights register and the New York rights register on March 15, 2016. Last day to transfer rights between European rights register and the New York rights register is March 24, 2016. Holders of rights who wish to transfer their rights from the New York rights register to the European rights register, and vice versa, must pay the applicable fees of the New York rights agent for such transfers of up to U.S.$0.0325 per New York Right so transferred

Is there a lock-up for the Company and the family?

  The Company and the Mittal family have agreed with the Underwriters to a 180-day lock-up following the settlement of the offering, subject to certain exceptions

European Holders

What are the Euro terms?

  The Subscription Price is EUR 2.20 per new share
  The exercise of 10 rights during the rights exercise period entitles the holders to subscribe for 7 new shares against payment of the Subscription Price of EUR 2.20 per each new share

When is the subscription / trading period for the rights?

  Trading in the rights on the European Stock Exchanges is expected to commence on March 15, 2016 and will continue until March 22, 2016 on the Spanish Stock Exchanges and March 24, 2016 on the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris
  Exercise period starts on March 15, 2016 and ends on March 30, 2016 at 5:00 p.m. CET except for rights traded on the Spanish Stock Exchanges for which the deadline will be noon CET. The rights exercise period for rights held directly in the European rights register will expire at 12:00 noon (CET) on March 30, 2016

US Holders

What are the USD terms?

  Estimated initial U.S. dollar Subscription Price of US$2.63 per share, which includes an excess of 10% over the US$ equivalent (US$2.39) of the euro-denominated Subscription Price converted at the ECB Rate on March 10, 2016 (3pm CET)
  The final US$ subscription price will be determined on April 8, 2016 and will be the US$ equivalent of EUR 2.20 as per the ECB exchange rate at 3pm CET on April 7, 2016

What is the 10% excess?

  The excess of 10% is a buffer to cover (i) currency fluctuations in ECB Rate between March 10, 2016 and the calculation date (April 7, 2016) (Estimated U.S. Dollar Subscription Price at $2.63 per new share) and (ii) the fees applicable to the exercise of New York rights (U.S.$0.005 per new share)
  For each new share delivered to holders, the New York rights agent will pay to ArcelorMittal in U.S. dollars the U.S. dollar equivalent of the euro-denominated Subscription Price as calculated based on the European Central Bank’s foreign exchange reference rate of Euro for U.S. dollars at 3:00 p.m. (CET) on the day prior to settlement (the Final U.S. Dollar Equivalent of the Subscription Price)
  If the Estimated U.S. Dollar Subscription Price of US$2.63 per share is insufficient to pay the Final U.S. Dollar Equivalent of the Subscription Price and applicable issuance fees, the New York rights agent will fund the balance and pay the Final U.S. Dollar Equivalent of the Subscription Price to ArcelorMittal but will not deliver the new shares to Holders until it has received payment of the deficiency
  The New York rights agent may sell all or a portion of a Holder’s new shares to the extent necessary to pay any shortfall that is not paid within 14 days of notice of the deficiency. To the extent the Estimated U.S. Dollar Subscription Price is greater than the Final U.S. Dollar Equivalent of the Subscription Price and applicable issuance fees, the New York rights agent will refund such excess to the applicable Holders

What is the subscription / trading period for the rights?

  Trading in rights held via book entry in DTC or direct registration in the New York rights register is expected to begin trading on the New York Stock Exchange on a “when issued” basis on March 11, 2016 and to continue until March 23, 2016
  The rights exercise period runs from March 15, 2016 until March 29, 2016 at 5:00 p.m. EST

For readers in the European Economic Area

The public offer in Luxembourg, the Netherlands, France and Spain will be made solely by means of, and on the basis of, a securities prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended. The prospectus was approved on March 11, 2016 by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any investment decision regarding any subscription rights or new shares by investors in Luxembourg, France, the Netherlands and Spain should only be made on the basis of that prospectus which is available for download on the website of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus are also readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

In the United States of America, ArcelorMittal is making an offering of securities pursuant to a registration statement (including a prospectus) filed with the Securities and Exchange Commission (the “SEC”). If you have reached this website and are resident, domiciled or located in the United States of America, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal has filed with the SEC and other documents ArcelorMittal has filed and will file with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, to request a copy of the prospectus, please contact Georgeson Inc., ArcelorMittal’s U.S. information agent, toll-free at 866-277-8239 or by writing to Georgeson Inc. at 480 Washington Blvd, 26th Floor, Jersey City NJ 07310.